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An Accelerated Benefit Rider paid by Aetna Life Insurance and Annuity Company is in accordance with a request for payment under the terms of the Accelerated Benefit Rider included in Your Certificate and will be subject to the following.

1. Upon payment of an Accelerated Benefit, a lien against the ultimate death benefit will be created equal to the amount of the Accelerated Benefit. The lien will accrue interest. The proceeds payable on the death of the Insured will be reduced by the amount of any lien, including lien interest, established by the operation of the Accelerated Benefit provision.

2. Payment of an Accelerated Benefit may affect eligibility for public assistance programs and may be taxable..

3. There is no separate charge for the Accelerated Benefit coverage provided under the Certificate. However, an administration charge, which will not exceed $300, will apply upon payment of an Accelerated Benefit. Lien interest will accrue from the date the Accelerated Benefit is paid through the date that death benefit proceeds are payable.

4. Tax Consequences: While Aetna cannot provide legal or tax advice to its Owners, an Owner should carefully consider the tax consequences of requesting an Accelerated Benefit. The amount of an Accelerated Benefit received by the Owner may be subject to income tax upon receipt. An Owner should consult his counsel or tax advisor before requesting an Accelerated Benefit.

5. Upon payment of an Accelerated Benefit any future requests for loans for the Terminally Ill Insured will be limited to the excess of the surrender value over the sum of the lien plus accrued interest.

6. Upon payment of an Accelerated Benefit any future request for the surrender value or a Partial Surrender will be limited to the excess of the surrender value over the sum of the lien plus accrued lien interest.

7. Application for the Accelerated Benefit is voluntary and without coercion on the part of any third party.

8. Upon payment of an Accelerated Benefit, Aetna will provide the Owner written notification of any reduced in-force specified amount or Certificate values.



                                        AETNA LIFE INSURANCE AND ANNUITY COMPANY


                                                       /s/ Dan Kearney
                                                       ---------------
                                                           President

DISC/NYSUT